UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number:  001-37408

DHX Media Ltd.

(Name of registrant)

1478 Queen Street,

Halifax, Nova Scotia, Canada

B3J 2H7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHX Media Ltd.

Date: July 24, 2018	By:	/s/ Mark Gosine
Name: Mark Gosine
Title: Corporate Secretary

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Amendment No. 1 To Membership Interest Purchase Agreement dated as of July 20, 2018 by and between DHX SSP Holdings LLC, DHX Media Ltd. and GoNoGo Inc. (as successor by assignment from Sony Music Entertainment (Japan) Inc.)